Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

November 29, 2010

VIA EDGAR

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                      Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Response Letter Dated September 14, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed September 15, 2010
File No. 000-12122

Dear Mr. Shannon:

This letter is submitted on behalf of Apollo Solar Energy, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010 (the “Form 10-K”), and the Company’s Form 10-K/A for the fiscal year ended December 31, 2009, filed on September 15, 2010 (the “Form 10-K/A”), as set forth in your letter to the Company dated October 29, 2010.  For reference purposes, the text of the comments contained in your letter dated October 29, 2010 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K/A(Amendment No.2) for the Fiscal Year Ended December 31, 2009

Disclosure Controls and Procedures, page 59

1.
Please tell us whether you consider the omission of your financial statements, footnotes and other disclosures for the year ended December 31, 2007, as noted in our prior comment number ten, to be an indication of ineffective disclosure controls and procedures as of December 31, 2009. Please tell us the basis for your conclusion.

Company Response:  The Company’s Chief Executive Officer and Chief Financial Officer determined that the omission of the Company’s financial statements, footnotes and other disclosures for the year ended December 31, 2007 may be an indication of its ineffective disclosure controls and procedures as of December 31, 2009. The Company has revised the Form 10-K/A to reflect this determination.

Property, Machinery and Exploration Assets, page F-9

2.
We note from your response to our prior comment number 18 that you have not yet delineated reserves pursuant to Industry Guide7. We also note you disclose: “Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable volume in mineralized material.” Please modify your accounting policy disclosure to clarify that no development costs will be capitalized, or subsequently amortized, until the company determines the existence of reserves pursuant to Industry Guide 7. Please also modify your disclosure to clarify whether ‘estimated recoverable mineralized material’ refers to proven and probable reserves or some other measure of recoverable volume. Please make conforming changes to your disclosure on page 49 and elsewhere within your filing, as appropriate.

Company Response: The Company has modified its disclosure on page 39 of the Form 10-K/A to clarify that no development costs will be capitalized, or subsequently amortized, until the company delineates reserves pursuant to Industry Guide 7. The Company has also modified its disclosure on page 49 and elsewhere in the Form 10-K/A to clarify that ‘estimated recoverable mineralized material’ refers to proven and probable reserves.

Note 4 - Property, Machinery and Exploration Assets, page F-13

3.
We note you carry a construction-in-progress asset as part of your property, machinery and mining exploration assets balance. Please tell us what expenditures are included in these capitalized costs. In light of your response to our prior comment number 18, please note that it is inappropriate for a company in the exploration stage (i.e. a company that has not yet delineated reserves pursuant to Industry Guide 7) to capitalize exploration and mine development costs. Please tell us whether any of these capitalized costs represent exploration or development costs. Please also modify your title to remove “exploration assets” and confirm to us that no exploration costs have been capitalized as assets.

Company Response:  The following table details the Company’s capitalized costs for construction-in-progress from year 2007 to 2009.

Year	Property	Equipment	Mining	Total
2007	$5,861,750	$692,520	0	$6,554,270
2008	$2,561,393	$67,953	$1,192	$2,630,538
2009	$817,627	$137,429	$163,768	$1,118,824

The Company further confirms that none of capitalized costs represent exploration or development costs from year 2007 to 2009. The Company has removed the “exploration assets” from the title on page F-13 of the Form 10-K/A and confirms that no exploration costs have been capitalized as assets.

Note 13 – Income Taxes, page F-19

4.
In the comparison of income tax expense at the U.S. statutory rate of 35% to the Company’s effective tax rate, we note the amounts in the table do not total to the effective income tax provision at the bottom of the table. Furthermore, we note your deferred tax valuation allowance has increased by $1,247,584 in 2009 and $245,008 in 2008 (from the balance of zero at December 31, 2007 to $245,008 at December 31, 2008 to $1,492,592 at December 31, 2009), but that none of this change is reflected in your comparison of income tax expense at the statutory rate to your effective rate. Please tell us how you intend to modify disclosure or why you believe no modification is necessary.

Company Response:  The Company has made the following modification to Note 13 – Income Taxes, in the Form 10-K/A.

“The comparison of income tax expense at the U.S. statutory rate of 35% in 2009, 2008 and 2007, to the Company’s effective tax rate is as follows:

	December 31
	2009	2008	2007
U.S. statutory rate a +35%	$(115,750)	(80,725)	172,874
Tax rate difference between China and U.S.	(469,683)	(36,548)	(49,392)
Valuation allowance on Net Operating Loss	1,247,584	245,008	61,080
Permanent difference	(77,298)	(77,123)	(51,148)
Change in Valuation allowance			(133,414)
Effective tax rate	$584,853	212,062	-

The provisions for income taxes are summarized as follows:

	As of December 31,
	2009	2008	2007

Current	$165,754	237,465	$-
Deferred	419,099	(25,414)	-

Total	$584,853	212,051	$-

The tax effects of temporary differences that give rise to the Company’s net deferred tax asset as of December 31, 2009 and 2008  are as follows:

	As of December 31,
	2009	2008

Deferred tax assets
Inventory markdown	$58,482	36,865
Bad debt expense	66,448	3,599
Depreciation	73,376
Other	12,107
Net loss carried forward	1,553,672	306,088
Gross deferred tax assets	1,764,086	346,552
Valuation allowance	(1,553,672)	(306,088)
Net deferred tax assets	210,413	40,464

Deferred tax liabilities
Depreciation & amortization	-	(12,581)
Gain on investment in Joint Venture	596,627	-
Others	7,502	(2,469)
Deferred tax liabilities	604,129	(15,050)

Net deferred tax assets (liabilities)	(393,716)	25,414

Engineering Comment

Property, page 26

5.
We note your response to prior comment number 29 regarding your annual production disclosure. Please provide to us in your response and confirm you will include in future filings a table showing the annual tonnage and grade of the mineralized material extracted from each of your mines for the last three years. Please include your mill feed, tonnage and grade, and your concentrate production, tonnage and grade, and provide an indication of your metallurgical recovery as a footnote. Please describe your milling and refining facilities in more detail and the quantity of your salable products, whether consumed internally or externally.

Company Response:  The Company has mined and extracted mineralized material solely from the Dashuigou mine.  The Majagou mine is in an exploration stage and not in production condition. The following table sets forth the detailed production information for the Dashuigou mine from 2007 to 2009. All salable products are consumed internally for the refining of high-purity materials.

Year	Te-Bi-S-Fe Mine (Ton)	Raw ore (Ton)	Refined (Ton)	Salable products (Ton)
2007	30.37	1627.06	9.34	0
2008	0	436.87	83.82	9.34
2009	74.45	0	23.22	0

The Company confirms that it will include disclosures regarding its annual production in future filings, including a table showing annual tonnage and grade of the mineralized minerals extracted from each of its mines for the preceding three year period.

*           *           *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K.  Please do not hesitate to contact the undersigned or Matthew D. Adler, Esq. of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4816, if you have any questions regarding the Form 10-K or this letter.
Sincerely,

/s/ Wilson Liu
Wilson Liu
Chief Financial Officer
Apollo Solar Energy, Inc.

cc:           Mr. James Giugliano, Staff Accountant (SEC Division of Corporate Finance)
Ms. Kimberly L. Calder, Assistant Chief Accountant (SEC Division of Corporate Finance)
Mr. George Schuler, Mining Engineer (SEC Division of Corporate Finance)
Dr. Jingong Pan (Apollo Solar Energy, Inc.)
Mr. Matthew D. Adler, Esq. (DLA Piper LLP (US))